13010991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-67821

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Pyramis Distributors Corporation LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Salem Street
(No. and Street)

Smithfield (City) RI (State) 02917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES CLAY LUBY, 900 SALEM STREET, MAILZONE OT3N4, SMITHFIELD, RI, 02917 (401) 292-4765
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/14 *

EM 3/8/13

OATH OR AFFIRMATION

I, James Clay Luby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pyramis Distributors Corporation LLC as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/2013
Date

Financial and Operations Principal
Title

BROOKE S. SINE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 18, 2015

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Member's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

** A report containing a Statement of Financial Condition has been included; accordingly it is requested that this report be given confidential treatment.

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

pwc

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

Table of Contents

pwc

Independent Auditor's Report

To the Member of
Pyramis Distributors Corporation LLC
(A Wholly-Owned subsidiary of Pyramis Global Advisors Holdings Corp.):

We have audited the accompanying statement of financial condition of Pyramis Distributors Corporation LLC (the "Company"), as of December 31, 2012.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 25, 2013

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS		
Investments	$	1,055,918
Receivable from Affiliated Companies		62,325
Prepaid registration fees		189,656
Total Assets	$	1,307,899
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to Affiliated Companies	$	202,305
Accrued expenses and other liabilities		2,936
Total Liabilities		205,241
MEMBER'S EQUITY		1,102,658
Total Liabilities and Member's Equity	$	1,307,899

The accompanying notes are an integral part of the statement of financial condition.

A. Organization:

Pyramis Distributors Corporation LLC (the "Company"), formed on June 15, 2007, is a wholly-owned subsidiary of Pyramis Global Advisors Holdings Corp. (the "Parent"), a wholly-owned subsidiary of FMR LLC, (the "Ultimate Parent"). The Company acts as an agent for private placements to institutional and high net worth clients and certain other products managed by affiliates. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

B. Summary of Significant Accounting Policies:

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2012. Actual results could differ from the estimates included in the statement of financial condition.

Investments

Investments consist of shares held in a Fidelity money market fund. Investments are measured at fair value on a recurring basis.

Prepaid Registration Fees

Prepaid registration fees include the prepaid and unamortized portion of payments made for registration and other broker-dealer related fees charged by the Central Registration Depository ("CRD") which is operated by FINRA. The Company's annual registration fee is amortized on a straight line basis over the registration period. Other broker-dealer related fees which include individual registration, examinations, and fingerprinting fees are charged based on the actual monthly usage amounts provided to the Company by the CRD and are expensed as incurred.

Income Taxes

The Ultimate Parent is subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code, which generally allows taxable income, deductions and credits to flow directly to its shareholders but is subject to tax in certain state and international jurisdictions. The Company's Parent is also subject to taxation under the Subchapter S rules.

B. Summary of Significant Accounting Policies, continued:

Income Taxes, continued

The Company, as a single member LLC, is disregarded as an entity separate from its owner and the result of its operations are included in the federal and state income tax returns of the Ultimate Parent and, in certain states, the income tax return of its Parent, the Company's sole member. The Ultimate Parent allocates to the Company a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on a separate return basis. Deferred income taxes are allocated to the Company by the Ultimate Parent as a direct charge and arise from the differences in the timing of recognition of revenue and expense for tax and financial reporting purposes. The Company is subject to tax in certain state jurisdictions.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

Capital Distributions

The Company may make capital distributions during the course of the year. Capital distributions are not made in excess of capital requirements that the Company is subject to under the SEC's Uniform Net Capital Rule 15c3-1 nor in excess of the aggregate indebtedness limits that the Company is subject to as a member of FINRA.

Disclosure About the Fair Value of Financial Assets and Liabilities

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market;

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

B. Summary of Significant Accounting Policies, continued:

Recent Accounting Pronouncements

Fair Value Measurements

In May 2011, the Financial Accounting Standards Board ("FASB") issued amended guidance regarding fair value measurements and disclosures. The amended guidance clarified existing fair value measurement guidance and changed certain principles or requirements for measuring fair value for disclosing information about fair value measurements. The Company adopted this standard effective January 1, 2012. The adoption of this standard did not have any impact on the statement of financial condition.

C. Investments:

As of December 31, 2012, all of the Company's $1,055,918 of investments consisted exclusively of a Fidelity money market fund. The fair value of the money market fund was determined using published net asset values. Investments in the money market fund are categorized as Level 1 within the fair value hierarchy. During the year, there were no transfers between Level 1 or Level 2 of the fair value hierarchy.

D. Transactions with Affiliated Companies:

The Company engages in arrangements with the Ultimate Parent and its subsidiaries (collectively the "Affiliated Companies") to provide placement services and procure substantially all of its operational and support services. All intercompany transactions are settled during the normal course of business through intercompany accounts with the Affiliated Companies. These may not be on the same terms which would otherwise exist or result from arrangements and transactions among unaffiliated third parties. The Company will receive credit for the collection of its receivables and will be charged for the settlement of its liabilities through this intercompany account.

At December 31, 2012, the receivable from the Affiliated Companies of $62,325 consists of amounts due from Pyramis Global Advisors LLC, a wholly-owned subsidiary of the Parent. At December 31, 2012, the payable to the Affiliated Companies of $202,305 consists of amounts due to the Parent and the Ultimate Parent of $36,338 and $165,967, respectively.

As of December 31, 2012, all of the Company's $1,055,918 of investments consisted exclusively of a Fidelity money market fund.

E. Benefit Equivalent to Taxes on Income:

The Company has a deferred tax liability of $2,270, which is primarily related to prepaid registration fees. The deferred tax liability is included with accrued expenses and other liabilities on the statement of financial condition.

The Company files as part of the Ultimate Parent and Parent's U.S. federal and state income tax return filings. The Ultimate Parent's returns that include the Company's activity are open for examination since the Company was formed. The Company did not have any unrecognized tax benefit as of December 31, 2012. The Company classifies, if any, all interest and penalties as income tax expense.

F. Net Capital Requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the basic method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2012, the Company had net capital of $829,559 which was in excess of its required net capital of $13,683.

As a member of FINRA, the Company must prepare and maintain net capital computations. The Company must not permit its aggregate indebtedness to exceed 1500 percent of net capital. At December 31, 2012, the percentage of aggregate indebtedness to net capital was 24.74%.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company is exempt from the provisions of the SEC's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to subsection (k)(2)(i).

G. Subsequent Events:

The Company evaluated subsequent events occurring through February 25, 2013, the date of this report, and did not identify any events that would require adjustments to or disclosure in its statement of financial condition.

MIX
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